# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Top Wealth Group Holding Ltd, CIK 0001978057
CUSIP: G8945S110
Title of class of securities: Class A Ordinary Shares, par value $0.009 per share
Address of issuer's principal executive offices: 118 CONNAUGHT ROAD WEST, HONG KONG PLAZA, UNIT 714 & 715, 7F, HONG KONG, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 12/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062996

## Reporting persons
- Avondale Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 134,000; shared voting power 0; sole dispositive power 134,000; shared dispositive power 0; aggregate amount beneficially owned 134,000 (9.9% of the class)
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 134,000; shared voting power 0; sole dispositive power 134,000; shared dispositive power 0; aggregate amount beneficially owned 134,000 (9.9% of the class)
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 134,000; shared voting power 0; sole dispositive power 134,000; shared dispositive power 0; aggregate amount beneficially owned 134,000 (9.9% of the class)
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 134,000; shared voting power 0; sole dispositive power 134,000; shared dispositive power 0; aggregate amount beneficially owned 134,000 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Top Wealth Group Holding Ltd
Address of issuer's principal executive offices: 118 CONNAUGHT ROAD WEST, HONG KONG PLAZA, UNIT 714 & 715, 7F, HONG KONG, HONG KONG, 999077

## Item 2. Person Filing
Name of person filing:
This report is filed by Avondale Capital, LLC, Streeterville Capital LLC, Streeterville Management
LLC, and John M. Fife with respect to the shares of Class A Ordinary Shares of the Issuer that are directly beneficially owned by Avondale Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
297 W Auto Mall Drive, Suite 4
St. George, UT 84770
Citizenship:
Avondale Capital LLC is a Utah limited liability company.
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 10, 2025, Avondale Capital beneficially owned 134,000 Class A Ordinary Shares, which includes 90,000 Class A Ordinary Shares issued upon the exercise of 90,000 Series A Class A Warrants and 44,000 Class A Ordinary Shares issued upon the exercise of 44,000 Series B Class A Warrants. The amount does not include an additional 46,000 Class A Ordinary Shares issuable upon the exercise of 46,000 Series B Class A Warrants, the exercise of which are subject to a 9.99% beneficial ownership limitation.
Percent of class:
The following percentages are based on an aggregate of: (i) 1,300,029 Class A Ordinary Shares outstanding immediately after the offering, and (ii) 44,000 Class A Ordinary Shares, issued upon the exercise of 44,000 Series A Class A Warrants, based upon the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 10, 2025.

As of December 10, 2025, Avondale may be deemed to beneficially own approximately 9.97% of the outstanding Class A Ordinary Shares. Does not include 46,000 Class A Ordinary Shares issuable upon the exercise of Series B Class A Warrants, the exercise of which are subject to a 9.99% beneficial ownership limitation owned by Avondale Capital.

Regarding Item 5 below, as of December 10, 2025, the Reporting Persons sold Class A Ordinary Shares. As of December 10, 2025, the Reporting Persons, through their ownership of the Series A Class A Warrants and Series B Class A Warrants, still beneficially own greater than 5.00% of the outstanding Class A Ordinary Shares.
Sole power to vote or to direct the vote: 134,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 134,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Avondale Capital, LLC: John Fife, President (12/15/2025)
- Avondale Capital, LLC: John Fife, President (12/15/2025)
- Streeterville Capital LLC: John Fife, President (12/15/2025)
- Streeterville Management, LLC: John Fife, President (12/15/2025)
- John M. Fife: John Fife, President (12/15/2025)